UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington 20549 ___________________________________
SCHEDULE 13D (Rule 13d - 101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

TRANSPORTADORA DE GAS DEL SUR S.A. (GAS TRANSPORTER OF THE SOUTH INC.)
(Name of Issuer)

Class B Shares, par value Ps.1 each (“Class B Shares”) American Depositary Shares, each representing 5 Class B Shares(“ADSs”),
(Title of Class of Securities)

No CUSIP for the Class B Shares The CUSIP for the ADSs is 893870 20 4
(CUSIP Number)

Romina Benvenuti Ortiz de Ocampo 3302 Building #4 C1425DSR Buenos Aires Argentina Tel: +54 11 4809 9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2012 and November 22, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	SCHEDULE 13D	Page 1 of 2

1.	Name of Reporting Persons: Pampa Inversiones S.A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0
	8. Shared Voting Power:	29,909,950
	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	29,909,950
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,909,950
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 7.7%
14.	Type of Reporting Person: HC - CO

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	SCHEDULE 13D	Page 1 of 7

1.	Name of Reporting Persons: Pampa Energía S.A. (Pampa Energy Inc.)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	29,909,950
	8. Shared Voting Power:	0
	9. Sole Dispositive Power:	29,909,950
	10. Shared Dispositive Power:	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,909,950
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See also Item 5): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.7%
14.	Type of Reporting Person: HC - CO

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	SCHEDULE 13D	Page 2 of 7

Item 1. Security and Issuer

This statement relates to the Class B Shares and the ADSs of Transportadora de Gas del Sur S.A., a sociedad anonima organized under the laws of Argentina (the “Issuer”).

The address and principal executive office of the Issuer is Don Bosco 3672 5th Floor, C1206ABF City of Buenos Aires, Argentina.

References to “Ps.” In this Schedule 13D are to Argentine pesos, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars.

Item 2. Identity and Background

(1)           Pampa Inversiones S.A. (“PISA”) (formerly known as Dilurey S.A.) is a sociedad anónima organized under the laws of Uruguay.  The address of its principal business and principal office is Costa Rica 1538, CP 11500, Montevideo, Uruguay.  PISA is a wholly-owned subsidiary of Pampa Energía (as defined below) and is itself a holding company for certain of Pampa Energía’s assets.

(2)           Pampa Energía S.A. (“Pampa Energía” and, together with PISA, the “Reporting Persons”) is a sociedad anónima organized under the laws of Argentina.  The address of its principal business and principal office is Ortiz de Ocampo 3302, Building #4 C1425DSR, Ciudad de Buenos Aires, Argentina.  Pampa Energía is an energy company in Argentina.

Information regarding the executive officers and directors of each of PISA and Pampa Energía is set forth in Schedule I attached hereto.  None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 13, 2012, Compañía de Inversiones de Energía S.A. (“CIESA”), Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía, PISA and Inversiones Argentina I (“IAI”) entered into a Settlement Agreement (the “Settlement Agreement”) with the intention of terminating (by means of a stipulation of discontinuance of claims  with prejudice) the action captioned “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” (the “CIESA Action”) and of mutually releasing each other from all claims and actions in such CIESA Action. On October 25, 2012, the conditions to which the Settlement Agreement was subject were satisfied, thus terminating and extinguishing the CIESA Action.

Pursuant to the Settlement Agreement and as a condition thereto, the above parties to the Settlement Agreement cancelled all of CIESA’s debt due and outstanding since the year 2002. As a result, PISA received from CIESA ownership of 34,133,200 ordinary Class B Shares issued by the Issuer, representing 8.77% of the Issuer’s Class B Shares. On November 11, 2012, PISA converted its Class B Shares into ADSs under the Deposit Agreement between the Issuer and The Bank of New York Mellon, as depositary, dated as of October 21, 2002.

Item 4. Purpose of Transaction

Pampa Energía entered into, and it caused its subsidiary PISA to enter into, the Settlement Agreement with the intention of terminating (by means of a stipulation of discontinuance of claims with prejudice) the CIESA Action and of releasing all the parties to such Settlement Agreement from all claims and actions in connection with the CIESA Action.  Since entering into the Settlement Agreement, PISA has effected various sales of ADSs to take advantage of favorable market conditions.

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	SCHEDULE 13D	Page 3 of 7

Item 5. Interest in Securities of the Issuer

(a) and (b)        The Reporting Persons have, as of January 17, 2014, the following interests in the Class B Shares (whether represented by ADSs or directly held):

	Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
PISA	29,909,950	7.7%	-0-	29,909,950	-0-	29,909,950
Pampa Energía	29,909,950	7.7%	29,909,950	-0-	29,909,950	-0-

To the knowledge of the Reporting Persons, none of the persons listed on Schedule I owns any Shares.

(c)        In the past sixty days, PISA has effected the following transaction in the ADSs through brokers on the New York Stock Exchange:

Date of Transaction	ADSs Sold	Equivalent Number of Class B Shares	Price per ADSs (U.S. dollars)	Broker
11/22/2013	195,000	975,000	2.2180	JPM Securities

Neither Pampa Energía nor any of the persons listed on Schedule I have effected any transactions in the Class B Shares or ADSs in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither of the Reporting Persons nor, to the knowledge of such Reporting Persons, any other person listed in response to Item 2 has entered into any contract, arrangement, understanding or relationship with respect to the Class B Shares or ADSs of the Issuer.

EPCA S.A. (formerly Enron Pipeline Company Argentina S.A.) (“EPCA”), a wholly-owned subsidiary of Pampa Energía and a shareholder in CIESA (which, in turn, is the Issuer’s controlling shareholder through the ownership of 51% of the Issuer’s total common shares represented by class A shares, for which there is no reporting obligation pursuant to the Securities Exchange Act of 1934) is party to a shareholders’ agreement dated as of August 29, 2005 among Petrobras Argentina S.A. (formerly Petrobras Energía S.A.) (“Petrobras Argentina”), Petrobras Hispano Argentina S.A. (together with Petrobras Argentina, the “Petrobras Argentina Group”), EPCA and the CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina, as successor to ABN AMRO BANK N.V.) (the “Trust”), which holds 40% of CIESA (the “Shareholders’ Agreement”). The Shareholders’ Agreement governs the relationship between the shareholders of CIESA with respect to certain matters relating to shareholder participation in CIESA and in the Issuer.

Under the Shareholders’ Agreement, the CIESA directors appointed by each of the parties thereto will cause CIESA to nominate directors, alternate directors and statutory auditors of the Issuer pursuant to the instructions given by each of such parties.  Thus, indirectly, EPCA has the right to nominate one regular director, one alternate director, one regular statutory auditor and one alternate statutory auditor of the Issuer. In addition, the Vice-Chairman of the Issuer’s Board of Directors is nominated by EPCA and the CIESA-nominated directors must vote unanimously in favor of such candidate.

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	SCHEDULE 13D	Page 4 of 7

In addition, on May 17, 2011, CIESA, the Petrobras Argentina Group, Pampa Energía, PISA, IAI, EPCA and the Trust (together, the “Restructuring Agreement Parties”) entered into a fourth amendment (the “Fourth Amendment to the Restructuring Agreement”) and on July 13, 2012, the Restructuring Agreement Parties entered into a fifth amendment (the “Fifth Amendment to the Restructuring Agreement”), in each case to a Restructuring Agreement dated September 1, 2005 and which had been previously amended on May 31, 2006, August 23, 2007 and March 25, 2008. The Fifth Amendment to the Restructuring Agreement provides that, upon obtaining certain regulatory approvals, all of which, as of the date of filing of this Schedule 13D, have not been obtained, (i) all of CIESA’s class A shares will be held by the Petrobras Argentina Group and all of CIESA’s class B shares will be held by Pampa Energía, PISA, IAI and EPCA (together, the “Pampa Group”) and (ii) that the Shareholders’ Agreement will be deemed terminated in all respects and will be replaced by a new shareholders’ agreement among the Petrobras Argentina Group and the Pampa Group.

Item 7.             Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement between PISA and Pampa Energía dated as of January 17, 2014
Exhibit 2

CIESA Settlement Agreement (incorporated by reference to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2012 (Commission File No. 1-13396)).

Exhibit 3

CIESA Shareholders’ Agreement (incorporated by reference to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2005 (Commission File No. 1-13396)).

Exhibit 4

Fourth Amendment to the Restructuring Agreement, dated as of May 17, 2011 (incorporated by reference to the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2010 (Commission File No. 1-13396)).

Exhibit 5

Fifth Amendment to the Restructuring Agreement, dated as of July 13, 2012 (incorporated by reference to Petrobras Argentina S.A.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2012 (Commission File No. 333-155319)).

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	SCHEDULE 13D	Page 5 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2014

PAMPA INVERSIONES S.A.

By: /s/ Germán Pérez
Name: Germán Pérez Title: Executive Officer

PAMPA ENERGÍA S.A.

By: /s/ Damián Miguel Mindlin
Name: Damián Miguel Mindlin Title: Executive Officer

CUSIP No. None for the Class B Shares 893870 20 4 for the ADSs.	SCHEDULE 13D	Page 6 of 7

SCHEDULE I

Pampa Inversiones S.A.

Name	Business Address	Principal Occupation	Name, Address and Principal Business of Employer	Citizenship
Directors
Ricardo Torres	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Executive Officer and Chief Generation Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Damián Miguel Mindlin	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Investment Portfolio Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Alfredo José Vercelli	Costa Rica 1538, CP 11500, Montevideo, Uruguay	President	Educaria Santa Fe 1460 - 3er. Buenos Aires. Argentina Creation of educational content.	Uruguay
María José Bianchi	Costa Rica 1538, CP 11500, Montevideo, Uruguay	Director Manager	Bianchi & Asociados Paysandú 816 , Montevideo, Uruguay Accounting advisory firm.	Uruguay
Germán Pérez	Costa Rica 1538, CP 11500, Montevideo, Uruguay	Country Manager	Pampa Inversiones S.A. Costa Rica 1538, CP 11500, Montevideo, Uruguay Wholly-owned subsidiary of Pampa Energía and holding company for certain of Pampa Energía’s assets	Uruguay
Executive Officers
Ricardo Torres	Costa Rica 1538, CP 11500, Montevideo, Uruguay	President	Pampa Inversiones S.A. Costa Rica 1538, CP 11500, Montevideo, Uruguay Wholly-owned subsidiary of Pampa Energía and holding company for certain of Pampa Energía’s assets	Argentina
Germán Pérez	Costa Rica 1538, CP 11500, Montevideo, Uruguay	Country Manager	Pampa Inversiones S.A. Costa Rica 1538, CP 11500, Montevideo, Uruguay Wholly-owned subsidiary of Pampa Energía and holding company for certain of Pampa Energía’s assets	Uruguay

Schedule I	Page 1 of 4

Pampa Energía S.A.

Name	Business Address	Principal Occupation	Name, Address and Principal Business of Employer	Citizenship
Directors
Gustavo Mariani	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chairman, Co-Chief Executive Officer	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Ricardo Torres	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Vice Chairman, Co-Chief Executive Officer and Chief Financial Officer	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Damián Miguel Mindlin	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Investment Portfolio Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Marcos Marcelo Mindlin	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Member of the Board of Directors	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Marcelo Pedro Blanco	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Independent Industrial Engineer	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Emmanuel Antonio Álvarez Agis	Hipólito Yrigoyen 250 Buenos Aires, Argentina	Undersecretary of Macroeconomic Programming, Department of Economic Policy and Development Planning.	Argentine Government	Argentina
Héctor Mochón	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Independent Attorney	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Diego Martín Salaverri	Av. del Libertador 602, C1001ABT, Buenos Aires, Argentina	Partner of the Argentine law firm Salaverri, Dellatorre, Burgio &Wetzler Malbrán.	Salaverri, Dellatorre, Burgio & Wetzler Malbrán Av. del Libertador 602, C1001ABT, Buenos Aires, Argentina Law firm in Argentina	Argentina

Schedule I	Page 2 of 4

Name	Business Address	Principal Occupation	Name, Address and Principal Business of Employer	Citizenship
Pablo Alejandro Héctor Ferrero	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Independent Engineer	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Pablo Alejandro Díaz (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Alternate Director	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Alejandro Mindlin (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Alternate Director	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Brian Robert Henderson (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Alternate Director	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Scotland
Mariano Batistella (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Alternate Director	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Romina Benvenuti (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Alternate Director	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Carlos Luis Tovagliari (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Independent Industrial Engineer	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina
Gabriel Cohen (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Corporate Financing Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Carlos Pérez Bello (deputy)	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Independent Accountant	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Argentina

Eduardo Pablo Setti (deputy)	Tucumán 500, 3rd Floor	General Director of Investment	National Social Security Administration (Administración Nacional de la Seguridad Social) Tucumán 500, 3rd Floor Buenos Aires, Argentina	Argentina

Schedule I	Page 3 of 4

Name	Business Address	Principal Occupation	Name, Address and Principal Business of Employer	Citizenship
Executive Officers
Gustavo Mariani	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chairman, Co-Chief Executive Officer and Chief Generation Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Ricardo Alejandro Torres	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Vice Chairman, Co-Chief Executive Officer, Chief Financial Officer and Chairman of Edenor	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Damián Miguel Mindlin	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Investment Portfolio Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Horacio Turri	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Chief Oil & Gas Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Gabriel Cohen	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Corporate Financing Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Orlando Escudero	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Operations and Maintenance Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Ruben Turienzo	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Commercial Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina
Mario Ricardo Cebreiro	Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina	Human Recourses Manager	Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, Buenos Aires, Argentina Electricity company in Argentina	Argentina

Schedule I	Page 4 of 4